

Mail Stop 3561

August 18, 2016

Jarrold R. Bachmann
Chief Executive Officer
The Pocket Shot Company
32950 Inverness Drive
Evergreen, Colorado 80439

> **Re: The Pocket Shot Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 16, 2016**
> **File No. 333-212055**

Dear Mr. Bachmann:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2016 letter.

Financial Statements, page 42

1. Please update your financial statements and related disclosures throughout your registration statement as required by Rule 8-08 of Regulation S-X. An updated consent of your independent registered public accounting firm should also be provided as an exhibit to your amended registration statement.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Michael A. Littman, Esq.